Exhibit 99.1

NEWS RELEASE

Toronto, July 15, 2024

(in U.S. dollars unless otherwise noted)

Franco-Nevada and Osisko acquire a gold stream on SolGold’s Cascabel Copper-Gold Project

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV) (NYSE:FNV) is pleased to announce that its wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNB”), has acquired a gold stream (the “Stream”) from SolGold plc (“SolGold”) with reference to production from the Cascabel project located in Ecuador. FNB has partnered with Osisko Gold Royalties Ltd.’s subsidiary, Osisko Bermuda Limited (“Osisko”), to provide a syndicated financing package on a 70%/30% basis. FNB will provide a total of $525 million and Osisko a total of $225 million of funding for a total $750 million.

FNB will provide $70 million and Osisko $30 million for a total of $100 million in pre-construction funding available as three equal sized staged payments. The first tranche will be funded at closing with two further tranches, subject to development milestones.

FNB will make $455 million available and Osisko will make $195 million available for a total of $650 million towards construction once the project is fully funded and further derisked. Funding is subject to customary conditions including receipt of all material permits, a board approved construction decision and the balance of financing being available, including a minimum equity commitment.

“We are pleased to once again partner with SolGold with this gold stream, which complements our existing 1.0% royalty acquired in 2020,” said Paul Brink, President & CEO of Franco-Nevada Corporation. “Cascabel ranks amongst the best copper-gold development projects in the world and has the potential to add significant GEOs to our growth pipeline. We are pleased to provide pre-construction funding to derisk project development and construction financing that provides a balance of funding certainty and financial flexibility."

Transaction Overview:

●	Tier 1 Cu/Au Asset: Cascabel is one of the largest copper-gold development projects in the world with total M&I Mineral Resource comprised of 3,735 million tonnes at 0.49% CuEq for 31.3 million ounces of gold, 12.4 million tonnes of copper, and 91.3 million ounces of silver (100% basis)[1].
●	Significant GEO Contribution to FNB: Alpala, the main deposit in the Cascabel concession, is expected to be a low cost, large scale block cave underground mining and milling operation. The Stream would provide meaningful GEO growth while increasing our precious metal exposure and total asset diversification. Based on the March 2024 prefeasibility study, contributions to FNB from the project are expected to average approximately 50,000 GEOs per year over the first 10 years of full production. This level of GEO contribution would represent approximately 9% of our annual GEOs, based on our 5-year outlook.
●	Structural Protections: FNB funding is staged based on key milestones with $70 million available pre-construction and the remaining Stream available for construction once the project is further derisked and fully financed. The Stream has adjustment mechanisms to preserve the economics in the event of changes to the scale or timeline of development.
●	Supportive Government: Strong Government support for mining in Ecuador. The Ecuadorian Government approved the Cascabel Exploitation Contract on June 5, 2024 that outlines the fiscal and legal frameworks for the development of Cascabel. An Investment Protection Agreement related to the construction and development of the project is required for the final $455 million to be funded by FNB.
●	Exploration and Expansion Potential: The Stream is referenced to production from the entire Cascabel concession currently covering approximately 50 km2 with displacement protections. In addition to the planned project, the land position includes a number of regional targets and prospects.
1.	The M&I resource is comprised of Alpala measured & indicated resource of 3,013 Mt at 0.35% Cu, 0.28 g/t Au and 0.94 g/t Ag and Tandayama-America indicated resource of 722 Mt at 0.23% Cu and 0.19 g/t Au as per the March 8, 2024 NI-43-101 Technical Report.

Key Financing Terms: Attributable FNB Gold Stream

●	Stream deliveries attributable to FNB are based on gold production from the Cascabel property, according to the following schedule:
o	14.0% of gold produced in concentrate until 525,000 ounces of gold have been delivered.
o	Thereafter, 8.4% of gold produced in concentrate for the remaining life of mine.
●	The FNB Stream deposit will be payable as follows:
o	An upfront deposit of $23.4 million at closing followed by two additional staged deposits of $23.3 million each, subject to completion of key development milestones.
o	The remaining $455 million will be payable in staged instalments during construction once the project is further derisked, Funding is subject to customary conditions including receipt of all material permits, a board approved construction decision and the balance of financing being available.
●	SolGold will receive 20% of the spot gold price for each ounce of gold delivered.
●	In the event of a change of control within five years from closing, FNB has the option to terminate the Stream and receive repayment of the deposit that has been advanced by such date plus a return. If not elected, SolGold may purchase 50% of the Stream if the change of control occurs within three years from closing and 33.33% of the Stream if the change of control occurs in the following two years for a one-time gold payment equal to a 15.0% IRR on the portion of the deposit being bought back that has been advanced by such date, plus a change of control fee.
●	Other Considerations:
o	FNB and Osisko have obtained a right of first refusal on any future royalties or streams over the Cascabel concession and the Stream applies to any production from other properties owned by SolGold that is processed through the project mill or infrastructure.
o	The Stream has adjustment mechanisms to preserve the economics in the event of changes to the scale or timeline of development. SolGold and certain of its subsidiaries will provide FNB and Osisko with corporate guarantees and security over their assets related to the Cascabel project.
o	FNB has agreed to partner with SolGold on environmental and social initiatives in the vicinity of the project for $750,000 over a 3 year period on a 70%/30% basis with Osisko.

Financing the Transactions

Franco-Nevada intends to finance the transactions from cash on hand, with approximately $1.3 billion in cash and cash equivalents and $2.3 billion in available capital as at March 31, 2024.

Franco-Nevada Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please visit our website at www.franco-nevada.com or contact:

Paul Brink	Eaun Gray	John Blanchette
President & CEO 416-306-6305 info@franco-nevada.com	SVP, Business Development 416-306-6342 info@franco-nevada.com	President, Franco-Nevada (Barbados) Corporation 1-246-434-8203 info@franco-nevada.com

Additional Information

Information relating to the Cascabel project contained in this news release has been provided by SolGold, including pursuant to the technical report dated March 8, 2024 for the Cascabel project, Imbabura Province, Ecuador.

Scientific and technical information included in this news release has been reviewed by Amri Sinuhaji, P.Eng, Vice President, Mining of Franco-Nevada, a non-independent qualified person under National Instrument 43-101.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, expected future performance of the Cascabel project and the Ecuadorian Government’s support thereof, the prospectivity of the Cascabel concession, and capital requirements, construction and development plans, production estimates and production costs estimates relating to the Cascabel project, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.